Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended.

Filed by:	IMS Health Incorporated
Subject Company:	IMS Health Incorporated
Exchange Act File Number of Subject Company:	001-14049

11 July 2005

Addendum to Employee Master Q&A

Supplementary Q&A for Consumer Health team

1.                                      What do I say to my clients?

Our clients will receive a Consumer health specific letter very shortly, sent from Paul Johnson’s office, explaining the rationale of the merger and the benefits we believe will flow from bringing together two largely complementary businesses.  For our Consumer Health clients this is a very positive event as it will enable us to deliver a range of new services, including provide a truly integrated view of market dynamics that until now has not been possible to deliver — by anyone. It will enable us, over time, to create enhanced offerings to measure the market place more accurately, to better understand the influences on the consumer’s purchasing decisions and it will enable us to enhance our consulting capabilities to help clients address more critical business issues.  It will also enable clients to fine-tune and forecast their brands and line extensions and help them evaluate and enhance their promotional expenditure.

2.                                      What do I do if I receive a negative reaction from a client?

Try to explain the synergies between the two companies and the benefits described in the response above.  However, please alert your local manager and Paul Johnson to this situation so that appropriate action can be taken at a senior level.

3.                                      What about the overlap between AC Nielsen and IMS Consumer Health?

While there is a small overlap between our two businesses in the Consumer Health arena, the businesses are largely complementary.  It is clear that IMS is the expert on the health industry and AC Nielsen is the expert on consumer behaviour. Therefore, both organizations add value to the other’s offerings, creating a powerful combination that will benefit our clients and create more opportunities for our people.

4.                                      Will the EU authorities demand that we divest one of the Consumer Health businesses?

There is some overlap between the Consumer Health businesses of both organizations.  This is an area that we will be looking at and addressing should it be a concern for EU regulators during their review of the merger.  However, our businesses are largely complementary and offer great opportunities for new services and innovative products for our Consumer Health clients.

5.                                      What happens to our existing joint project relationships with AC Nielsen?

These continue as they are, with both companies operating independently from each other until the merger transaction closes.  After the close, we will review how we manage each project.

6.                                      What happens to our existing joint project relationships with IRI?

These continue as they are until the merger transaction closes.  Between now and the close, we will evaluate how we should manage the relationship going forward to eliminate competitive risk.

7.                                      Will this merger have an impact on existing client contracts?

Until the deal closes there will be no impact on existing client contracts.  Over the coming weeks we will review all contracts for change of control provisions and, if necessary, will engage with the Account Manager concerned on appropriate actions. If you know of any clients that have a change of control clause in their contracts please advise Jyoti Shah in Harewood Avenue.

8.                                      What if clients refuse to renew contracts for 2006 based on this announcement?

In the event that a client indicates it will not renew its contract, please escalate the issue to your country manager, ensuring that Paul Johnson is also informed.

9.                                      What do we do if we are currently pitching for a client’s business against AC Nielsen?

Until the merger is closed (expected Q1, 2006) we remain two separate companies, and should continue to behave as such, including in client negotiations.  Nevertheless, please advise your Country Manager and Paul Johnson of any such situation.  Once the deal is closed, new procedures will apply and you will receive instructions about this later.

2

About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States.  IMS is listed on the New York Stock Exchange (NYSE: RX).  Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands.  VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA.  In 2004, total revenues amounted to EUR 3.8 billion.  VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks.  Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004.  Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus.  VNU figures have been prepared in accordance with Dutch GAAP and IFRS.  IMS figures are prepared in accordance with U.S. GAAP.  All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP.   The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.